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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SYNBIOTICS CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

871566105
(CUSIP Number)

Michael K. Green
3452 Lady Hill Road
San Diego, CA 92130
(858) 259-5895
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 871566105

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Michael K. Green

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,052,113 8. Shared Voting Power 0 9. Sole Dispositive Power 1,052,113 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,113

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Schedule 13D relates to shares of common stock of Synbiotics Corporation (“Synbiotics”), whose principal executive offices are located at 11011 Via Frontera, San Diego, CA 92127.

Item 2.    Identity and Background

Michael K. Green, a citizen of Australia, whose residence is located at 3452 Lady Hill Road, San Diego, CA 92130, was an employee of Synbiotics since May 1991, and most recently held the position of Senior Vice President, Chief Financial Officer and Corporate Secretary until his resignation from Synbiotics on September 19, 2002. During the past five years, Mr. Green has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Green being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Mr. Green’s shares of Synbiotics common stock were received as follows: 1) 2,025 shares were purchased in an open market transaction in June 1996, 2) 4,955 shares were received as part of Synbiotics’ bonus plan for the years ended December 31, 1997 and 1998 and 3) 1,045,133 shares were received in conjunction with a Synbiotics management retention plan agreement dated July 12, 2000 and amended through January 4, 2002. All of the above transactions were timely reported by Mr. Green on Form 4, and his beneficial ownership was reported in Synbiotics’ proxy statement for its annual meeting held on August 15, 2002.

Item 4.    Purpose of Transaction

The shares of Synbiotics common stock in which Mr. Green has beneficial ownership were acquired as follows: 1) 2,025 shares were purchased in an open market transaction in June 1996, 2) 4,955 shares were received as part of Synbiotics’ bonus plan for the years ended December 31, 1997 and 1998 and 3) 1,045,133 shares were received in conjunction with a Synbiotics management retention plan agreement dated July 12, 2000 and amended through January 4, 2002. Mr. Green does not intend to be other than a passive investor in Synbiotics.

Item 5.    Interest in Securities of the Issuer

(a)	Mr. Green presently beneficially owns 1,052,113 shares of Synbiotics common stock, which he believes constitutes approximately 5.9% of the Synbiotics common stock outstanding.

(b)	Mr. Green has the sole power to vote and dispose of the 1,052,113 shares of Synbiotics common stock as identified in subparagraph (a) above.

(c)	Mr. Green has not had any transactions in Synbiotics common stock during the past sixty (60) days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Green’s shares of Synbiotics common stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2002

Date

/s/ MICHAEL K. GREEN

Signature

Michael K. Green

Name